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                                                 Filed by SONICblue Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company: Sensory Science Corporation
                                                   Commission File No. 333-59258


     Except for the historical information contained herein, the matters set forth in this transcript, including statements as to the Company's business model and plans to achieve profitable operating income and cash flows, estimates and expectations regarding revenues, mix and components of revenues, margins, expenses, losses, income and future growth prospects and investment opportunities, expected growth in the audio business, anticipated developments and investments in technology, expected service and licensing revenue and margin streams related to hardware revenue and proprietary technologies, expected expenses and volume ramp in the frontpath business, expected growth of Rio business, revenue growth of RioPort, Inc., expected bandwidth expansion and related video-based opportunities, SONICblue's plan to become a leading provider of digital media devices and services and a leader in video-based and home-networking opportunities, its digital media strategy and roadmap of products, expectations regarding the future prospects of its businesses, market share and opportunities, the expected benefits of the combinations of SONICblue and Sensory Science and SONICblue and ReplayTV, and the integration of their technologies with those of SONICblue, expected closing dates for the acquisitions of Sensory Science and ReplayTV, expected growth of Sensory Science and ReplayTV's businesses, SONICblue's intention to develop and deliver products through its strategic partnerships, the development, features, benefits and market acceptance of SONICblue's products, the expected deployment in the hospitality sector, introduction of new products, expected dividends from the UMC shares and the timing and strategy of monetization of the UMC shares and use of proceeds derived therefrom, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, ability to improve core processes, supply chain and cost management, manufacturing difficulties, possible delays in the release of other products, the impact of competitive products and pricing and of alternative technological advances, SONICblue's ability to timely introduce products that address market demands, the satisfaction of certain conditions to closing of the proposed acquisitions of Sensory Science and ReplayTV, the ability to close the proposed acquisitions, SONICblue's ability to integrate successfully and in a timely manner acquired technology, brands and operations, and its ability to execute its strategy and to enter into and work with its strategic partners to accomplish the goals of those relationships, and other risks detailed from time to time in SONICblue's SEC reports, including its quarterly report on Form 10-Q for the quarter ended March 31, 2001. These forward-looking statements speak only as of the date hereof. SONICblue disclaims any intention or obligation to update or revise any forward-looking statements.

     SONICblue has filed with the SEC a Registration Statement on Form S-4 and a definitive proxy statement/prospectus pursuant to Securities Act Rule 424(b)(3) concerning the proposed merger transaction with Sensory Science Corporation. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the website

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maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054,
Attention: Investor Relations, or by telephone at 408/588-8086. You may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260, Attention: Corporate Communications Manager, or by telephone at 480/905-9623.

     SONICblue, Diamond, Frontpath and HomeFree are trademarks of SONICblue Incorporated. Rio is a registered trademark of RioPort, Inc. and is used by SONICblue under licenses from RioPort, Inc. Other marks referenced herein are the property of their respective owners.

                                      * * *

                   THE FOLLOWING IS A TRANSCRIPT PREPARED WITH
              RESPECT TO THE SONICblue INCORPORATED CONFERENCE CALL
                              HELD ON JUNE 13, 2001

OPERATOR: Good morning and welcome to the SONICblue conference call. All participants will be in listen only mode until the question and answer portion of the call. At the request of SONICblue, this conference call is being recorded. If anyone has any objections to a recorded conference, you may disconnect at this time. I would now like to turn the conference over to Mr. Ken Potashner, so you may begin when ready.

KEN POTASHNER: Thank you. Good morning, ladies and gentlemen and welcome to our conference call. I'm Ken Potashner, the CEO and Chairman of SONICblue and I'm joined today by John Todd, our Chief Operating Officer and CFO, and Tracy Perry, who manages our investor relations activities. The purpose of today's call is to give visibility to our business model going forward. Before we start, I'd like to take a second and read our safe harbor statement. I'd like to remind everybody that our presentation and the statements of management that may be made today in response to investor questions, may contain predictions, estimates and other forward-looking statements covering subjects including, but not limited to, the Company's business model and plans to achieve profitable operating income and cash flows, estimates and expectations regarding revenue growth, sources of revenues, expenses, market growth, operating performance, product development, product releases and the Company's competitive position and the intended monetization of the Company's UMC shares and the expected closing dates and benefits of pending acquisitions. These particular forward looking statements and all other statements that may be made on this call, are not historical facts and therefore are subject to a number of risks and uncertainties that may cause the actual results to differ materially. Factors that could cause actual results to differ are set forth in our reports filed from time to time with the SEC. In particular, please refer to the section entitled "Factors That May Affect Results" in our quarterly report on Form 10-Q for the period ending March 31, 2001. These forward-looking statements speak only as of the date hereof and SONICblue disclaims any intent or obligation to update or revise these forward-looking statements. I'm going to hand it off to John in a minute or so to go over

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     the business model. Before I do, I'd like to give you an update on the business in general. We continue to be pleased with our overarching strategy in focusing ourselves on bringing forth solutions that enable consumers to acquire, manage and enjoy digital media. We are excited by our product roadmap and by the initial customer receptivity to our plan. Our Rio audio products continue to hold top positions in share and we are the technology leader and continue to win consumer reviews. Our Rio Volt product has achieved a similar leadership status. With our home-based digital audio server and client products, we are very well positioned to be a leader in digital audio within the home. We also continue to make strong progress with the Rio car program having now defined a comprehensive product roadmap and the initiation of relationships with industry partners. We have begun our initial ramp of our frontpath ProGear web pad and we are experiencing strong demand signals to this product. We are supporting products for our initial hotel and restaurant sites and next time that you're on the Las Vegas strip, you should stop into Aureole restaurant at the Mandalay Bay and experience the product. Near term deployments include cruise ships and medical applications. The acquisitions of ReplayTV and Sensory Science are progressing according to plan and we expect an end of June close on both of these transactions. These investments position us to scale our digital audio strategy to encompass video and full media applications. We've begun work on an exciting new class of products which we will announce shortly. The key purpose of this call, however, is to discuss our financial model. We have and continue to take all the necessary actions to realign our cross-structure to allow the careful integration of ReplayTV and Sensory and to accommodate the reduced infrastructural requirements consistent with an exit from the graphics business. We've taken headcount reductions, centralized specific functions and consolidated some of the business units to meet our cost objective. At this time, I will hand it off to John and at the end of his discussion, we will open the conference to any questions or comments you might have.

JOHN TODD: Thank you, Ken. Good morning. As Ken mentioned, today we want to share with you our business model. And really what we want to talk about is the transition of our business model from that of a graphics chip company to that of a home entertainment company. As we look at the business model and think about kind of our focus, our focus is really in creating a stable position that creates a leadership position in the home entertainment arena. As you know, home entertainment space is an exciting space. It's rapidly growing. It's not yet fully defined, which is great for us because it gives us an opportunity to help define that space, but it is highly competitive. As you listen to some of Ken's remarks, though, you should get the feeling that we are very well positioned to really be a leader in this rapidly growing space, and that we're positioned through a combination of our brand technology and our patent portfolio, to be a leader in this space. However, in order to really leverage our position and become this leader in the home entertainment space, we really need to improve our execution, and there are three keys to improving our execution in this space. First, we need to improve our core processes and we're doing that. Second, we need to improve our supply chain and supply chain management capabilities, and I think we're forecasting inventory management and return management and we're making progress against that. And third, we need to improve our cost management. And as you can see from the some of the actions we took Monday, we're committed to doing that and we're making progress against that. As you look at the net results of better execution, what you get is what you see is a much improved

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     financial model both from an P&L perspective and from a balance sheet perspective. If you think through what this financial model should look like or what this financial model is, it will come to no surprise to anybody with a company the size of SONICblue, it is focused on revenue amassing and aggressive revenue growth. As we look at our revenue model, we're targeting fifty percent compounded annual growth and revenue. And you should look at this over the next several years of the foreseeable future. You shouldn't kinda see it as a 2002 number because in fact the 2002 guidelines will be higher than fifty percent. As we look at the 2001 guidance, guidance for the four years, $175,000,000. This assumes only a half year for Replay and Sensory and for all practical purposes, a half year for frontpath, as we have just started production runs on the program product and have not yet completed the home care product. When you think of our 2002 guidance, we're looking at a number of around three hundred million, which is seventy percent growth, year over year. Now, if you think about the keys to achieving this revenue guidance, first let's start with the Rio business, which is our largest business unit, and from Rio perspective, our target is to grow that business at least thirty-five percent a year in the foreseeable future. The keys to doing such are to ensure that we continue momentum in our portable line and our hand-held line, as well as continue down a new product path with new products such as a server-like product. Speaking of our Replay and frontpath businesses, we're expecting the Replay and frontpath businesses to grow at better than one hundred percent a year for the next couple years. The key to this growth from Replay's perspective, will be continued execution against a licensing model. As you know, the licensing model is an attractive model for us because it is both high market as well as it give us better visibility in both the revenue and profit line and it gives us reoccurring revenue and profit stream. As Ken mentioned, we are on track in executing this model and feel good about our current progress. The -- as you think of our frontpath business, our growth there is to continue to penetrate into the targeted verticals. And as Ken mentioned, we've made good progress against those verticals. As far as interest levels, we now need to convert that interest level into orders and eventually into sales. Now, in order for our business model to be successful, we've talked about revenue, but we really need to drive that revenue into profit and into cash flow. And as the Company mentioned in its press release, the Company is planning to return the cash flow breakeven and operating cost breakeven in early 2002. The key to achieving this profitability, really, is improving gross margin performance and cutting our overhead costs. If you think about the gross margin line, a target for gross margin, is for 2002 to be in the twenty to twenty-five percent range in gross margins. You should expect to see consistent improvement over the next several quarters instead of the hockey stick. I mean, we will clearly see improvement on gross margin lines, quarter in and quarter out. Now, the keys to achieving these gross margin levels are really three. One, we need to improve our supply chain performance and really remove the waste within the supply chain. Second is we may need to manage the non-cog pieces of gross margin and get those expenses to less than ten percent. Third is, we need to continue to drive kind of the non-box revenue which includes licensing and other services such as content, to become a bigger part of our mix. As we drive them to be a bigger part of our mix, it clearly will add to a gross margin percent. Shifting to overhead, our target for overhead is to get it to about eighteen percent in early year 2002. We took the first steps to achieving this goal on Monday when we announced the plan to cut thirty percent of our workforce. This is a
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     much needed step as we have not yet transitioned our overhead structure from a graphics chip maker structure to one of a device maker, service provider structure and you should see this as a first step, not a final step. On the order of the P&L, but in order to grow we also need to build flexibility into the balance sheet. And as such, one of the biggest assets we have is the UMC position. So, in order to improve our capital structure and our flexibility in our capital structure, and define our growth, we're planning on trying to monetize approximately fifty percent of our UMC position over the next several months. Now, for those of you that are not familiar with our UMC position, our position currently is valued at about $461,000,000. That includes a dividend that we'll receive in July, which is approximately $50,000,000. And the thing you need to know about our UMC position is historically we've received fifteen to twenty percent dividend, year in and year out, so it continues to grow and continues to kind of replenish itself. We should be monetizing approximately half of that position to fund the operating cash flow needs and growth needs. So, if we look at the balance of the year, you know, we're very optimistic. We're well positioned to achieve the numbers that we've shared with you today. We think we're well positioned to really set ourselves up to become a leader in the home entertainment space.

KEN POTASHNER: Thank you, John. So, in summary, we believe we're on track strategy-wise and product-wise. We're taking these progressive actions designed to show substantial improvements in our expense and cash management. You should see substantial quarterly improvements over the course of 2001 and into 2002. And if we continue to ramp our volumes, we'll also have substantial positive benefits. At this point, we'll open the conference to any questions or comments you might have.

OPERATOR: Thank you. If you would like to ask a question please press *1 on your touch tone phone. You will be announced prior to asking your question. To withdraw your question, you may press #9. Once again to ask your question please press *1 now. First question comes from Joe To.

JOE TO: Hi, Ken. Its Joe. Couple questions. First off, in terms of the inventory write-down that's mentioned in the press release, can you describe what type of inventory you're writing down and what assets? And then, secondly, in terms of monetizing your UMC position, in the past you've mentioned that you would spend half of it or some portion of it to buyback shares. Is that still the case or is it all going toward funding working capital? Thanks.

KEN POTASHNER: Let me answer the second half and then John will answer the first half. The monetization of half of our position in UMC will give us the flexibility to manage a share buyback if we see that as the opportune usage of the cash, but the specific, the priority for us is to go ahead and finance the growth that John referenced. That'll be the key usage. And then, obviously, we're monetizing substantially more cash and we have an ability to consume in the near term, so that will give us different choices.

JOHN TODD: The only thing I'd add to that, before answering the latter thing is, focus on the key word being flexibility. I mean, it gives us a flexibility to grow how we want or to buy back shares, to do any number of things that we really don't have today. From the


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     write-off perspective, I mean, there's three or four spot kicks that we're looking at the write-off. One, we have what we call a classically restructuring charge, and that's around severance related events, leases and things of that nature, as we consolidate people into one business. The second thing we have, have an inventory write-off, and that's really around more on raw materials and writing them down to market than it is on writing off finished good product or anything of that nature. We actually have seen pretty good momentum in finished good products in the channel so far. The third thing we have is we have a number of investments in internet companies that clearly are not going to come back to the values that we paid and so we've written down a group that, though our overall portfolio seems to be pretty good, there are certain investments that we had to mark to market. And the last is, we're looking at and finalizing a goodwill write-off for some the previous acquisition activity that we've had prior to the Replay, Sensory activity.

JOE TO: Okay, thanks.

OPERATOR: Next question comes from Andrew Scott.

ANDREW SCOTT: Hi. Good morning. Can you give us a little bit more color on your revenue projections. What are the approximate breakdowns between the business units?

JOHN TODD: At the current time, we're not really segment reporting but if you look at kind of Q2, clearly the majority of our revenue comes from our Rio business and our Rio business is going, actually Q2, quite well versus a year ago. Our modem business is shrinking as it, you know, we're basically are milking that right now. And as we go forward, I mean, you should think about kind of Rio and Sensory as being half and Replay, frontpath as being kind of the other half.

ANDREW SCOTT: Okay. Are there reductions in the fixed costs associated with the production of the Rio group products?

KEN POTASHNER: With regard to cost reduction?

ANDREW SCOTT: Yeah. When you announce the different cost reduction steps, and, I know that there were fixed costs associated with reduction of the Rio group. Have you focused on those costs yet?

JOHN TODD: We're basically tearing apart our cost structure from the gross margin line through the overhead line and the first place we're clearly looking is to make sure that all the fixed costs are being spent, in other words, we're using those costs wisely, so yes, there clearly will be some fixed cost reduction, not only in the Rio businesses but in all our businesses.

ANDREW SCOTT: Okay. And I guess the final question would be, would those fixed costs in the Rio group be the most responsible for the negative gross margins projections for the year?

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JOHN TODD: No. I think the, I've got to be careful not to be too critical about this stuff. I think the biggest issue for the gross margins have been what I call supply chain inefficiencies. And that's a combination of inventory return policies, and things of that nature. And I think that we are well on our way to fixing them, but to kind of get through, get all this stuff out of the supply chain before you start to really see how the progress, so you know, again, when you have inventory returns of two x, it takes a while to flush it through the system and then clearly one of my objectives and the Company's objective is to get those inventory returned up and to remove all the waste in the supply chain and that will be the start of really getting market progress. The other thing, not to kinda give a longwinded answer, look at the gross margin if you factor the price, look at the pricing times what the cost plus gross margins should be. I mean the Rio business in all our businesses should be running twenty percent plus to date. So, really what we're doing is trying to eliminate inefficiencies and waste versus trying to swim upstream and have to price or do other things to get that margin.

JOHN TODD: Okay. Thanks very much.

OPERATOR: The next question comes from Peter Labe.

PETER LABE: Thanks. Thanks a lot. Good morning, men. Two questions, basically.
     One, I haven't seen the release, so maybe this is covered in it, but maybe you could help us out a little in the second quarter, what on our expectations are in the revenue side. I didn't hear much about that. And, secondly, if the business is all shaped up and running well, what is the final economic paradigm that we should expect? We won't put a time on it, but just what kind of goal do we have in mind for some of these ratios and status of revenue?

JOHN TODD: Peter, its John. I'll try not to review these for you. It is in the release for second quarter number and I think we're looking at approximately a $24,000,000 revenue number for Q2. That does not include anything from Sensory or from Replay, which I think originally we had anticipated at least getting partial quarter numbers into. As far as the business model, when it all plays out, I mean, we think the mix of our business, companies, and hardware and kind of services and licensing, we could be at twenty-five percent gross margin. You know, we're targeting kind of the eighteen to nineteen percent OpEx next year but, really, as revenues grow, that becomes fixed and we should be able to drive that down below that number. I mean, if you were to out, again, with no timeframe, I mean, we expect to be at ten percent plus operating margin business eventually. We're just not going to be able to get there overnight.

PETER LABE: Okay. Thanks a lot.

OPERATOR: Our next question comes from Henry Vostoboynik.

HENRY VOSTOBOYNIK: Good morning. Henry Vostoboynik. John, I think you said that you expect Rio sales to grow to about thirty-five percent per year and that frontpath, Replay about a hundred percent per year. You also, you know, guided for about seventy percent growth in revenues in fiscal '02. How do you reconcile these numbers unless Rio

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     division is equal in size to frontpath, Replay? I assume, I mean, to date frontpath is a very small part of the whole revenue.

JOHN TODD: Yeah. I think, first of all, we do expect Rio and Replay to be a much bigger part of our mix next year. The second thing is the thing I haven't shared and we're still trying to figure out the rate, is the modem business. I mean, the modem business is declining and the combination of Rio and the modem business will be less than fifty percent and the companies Replay, frontpath will be greater than fifty percent. And as I think I mentioned, I do expect that next year Replay and frontpath will be approximately fifty percent of our business. The other thing to keep in mind, and again its only a Q2 number, but currently in Q2, I mean, we're expecting the Rio business to grow at faster than thirty-five percent so this is kind of, as we go out over a protracted time period, we expect the Rio business to grow at thirty-five percent on a compounded annual basis, not just in 2002 or 2001 numbers.

HENRY VOSTOBOYNIK: Okay. The second question is, frontpath, Replay, as you mentioned, carry much higher than average corporate gross margins because of the licensing business model. Does that suggest that your consumer electronics, I mean, Rio division itself, will have gross margins somewhere in the teens? Similar to I guess where, the PC industry is today, or is that a fair statement?

JOHN TODD: Yeah. That's probably relatively familiar with the PC industry, but I think it would, we're expecting our Rio business today to be at north of twenty percent margins, slightly north, not significantly north, and the reason, one of the things that's different than the PC business, and we'll keep you kind of posted, is we're not seeing some of the pricing dynamics that you're seeing in the PC business today or had even seen for the last eighteen to twenty-four months. I mean, pricing right now in our Rio business is holding up very well and you've got, you know, as reflected through the inventory, you've got costs that have come way down and we think that that's, you know, a near term maintainable position. The other thing is, we differentiate ourselves through technology. I mean, the thing about the PC industry is everybody's got the same parts. Everybody's got the same technology. That's not the case today in the digital audio space that we play in with Rio. So, we think that we can continue to have a twenty to twenty-two type range gross margin in the Rio business for the foreseeable future.

KEN POTASHNER: Now, the offside to that, Henry, is that as you begin looking at the new product. So, I think what John discussed, absolutely holds true, that there's substantial numbers in the quality of competitors out there on the portable side and we've done a good job holding share and not having to slash prices. As we enter into the home products with these receivers and servers and into the automotive product, they have the potential for higher margins. They also have the potential to pull with them service or even ecommerce related high margin opportunities. But that, again, we're going to take a very conservative view and until we have those service revenues or commerce revenues flowing, we're not going to show them in our models.

HENRY VOSTOBOYNIK: Could you talk a bit about the future of RioPort.com. I mean, you haven't mentioned anything about that.

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KEN POTASHNER: Yeah. RioPort has been in the news quite a bit recently. It was a key event being that they announced the service and partnership with MTV and it would, the support of all five of the major recording studios, to offer digital downloads in a pay for model. We've seen several different partnerships form here between the different recording studios and ours represents the only one, ours being RioPort productions, the only one that has the full catalog support of all the studios. So, this is a space that has extraordinary potential based on the size of that whole sector and the progression onward toward digital downloads, but we expect a relatively conservative ramp and RioPort's revenues, you know, they term very strong revenue growth and product line, or the progress they've made on their numbers has been well consistent or ahead of our plans, but we expect that broadbased migration to the digital download will take some time. But as it does come, and it will come, we're very well positioned.

HENRY VOSTOBOYNIK: Did you have to take any charges against the value of, what's the value in your books for this asset right now?

JOHN TODD: I don't know the value off the top of my head but we did not take a charge against Rioport. We feel that the valuation of Rioport is just fine for where we have it on the books.

HENRY VOSTOBOYNIK: Okay. And the last question is, what part of your announced charge will be in cash?

JOHN TODD: It's a very small amount. If you said ten percent or thereabouts, that would be kind of the maximum on the cash part of the charge.

HENRY VOSTOBOYNIK: Thank you.

OPERATOR: The next question comes from Mike Mauskopf.

MIKE MAUSKOPF: Hi guys, John or Ken, regarding a bunch of things. The Replay and Sensory revenues, what are they, you know, on an annualized basis, you know, from acquisitions and what have you?

JOHN TODD: Yeah, that's something we haven't historically shared, I think the -- the way to think about it is that the Replay revenue today is minimal but growing extraordinarily rapidly and, you know, you should expect to see it be a kinda 10% of our revenue as we go through the back half of the year. The Sensory revenue is considerably more than that, and it's about the size of our Rio revenue.

KEN POTASHNER: And let me add for those that aren't fluent here, Replay, we've had refocused that business away from shipping boxes into the consumer marketplace into creating a licensing flow so the revenue that John referenced is pure licensing revenue at this point in time. We -- as I refer to in the opening statements, we're exploring the products that deploy the ReplayTV technology which would be consumer-oriented, but the current plan is purely a licensing-based revenue and market plan.

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MIKE MAUSKOPF: Did you guys talk about second quarter? I got cut off here.
     Someone asked a question about second quarter and then I got cut off?

JOHN TODD: The only thing that we were mentioning was the revenue guidance for second quarter was approximately 24 million bucks.

MIKE MAUSKOPF: OK, and going back to this Sensory, you're saying the Sensory is equal to Rio, so basically it's about 50-50 now, with the other things just coming on board?

KEN POTASHNER: Yes.

MIKE MAUSKOPF: OK. And regarding this UMC, the UMC trades on the New York Stock
     Exchange, you know, quotes at $10.65 and it's what, a 5:1 ratio?

KEN POTASHNER: Correct.

MIKE MAUSKOPF: So if I take 283 million shares and multiply it by the $10.60-something divided by five and then there's also an exchange rate factored into that? Or would that be -- and then divided by the shares of outstanding SONICblue, would that be a correct assessment of, you know, how much UMC equals SONICblue or do I have to factor in an exchange rate?

KEN POTASHNER: You have to factor in an exchange rate if you're going to go off
     TAIEX.

MIKE MAUSKOPF: So you don't own -- what I'm trying to get at, if I do 283 divided by five, that's not good enough because you've got to factor in an exchange rate, is that correct?

JOHN TODD: The simple answer is that if you did 283 times $1.61 which is exchange rate "slash" conversion rate, that's about what our value is. A dollar sixty-one a share is what we're assuming at this point.

MIKE MAUSKOPF: And that should be UMC stock being at around ten bucks?

JOHN TODD: It's slightly over.

MIKE MAUSKOPF: OK.

JOHN TODD: The actual -- and the reason is important is the shares have actually performed well, the exchange rate hasn't.

MIKE MAUSKOPF: OK. And VIA is in the news a lot where they mention stuff with the, you know, with S3. Do you guys still own like one-third of that investment? Are you involved with VIA in any way?

KEN POTASHNER: What we have is we have a couple of joint ventures going with the VIA but the company's economic participation should be viewed as minimal in those joint ventures.

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MIKE MAUSKOPF: OK. And then regarding Motorola. You guys cut a deal a few months ago. Can Motorola sell another DVR if they choose to? It's not an exclusive agreement with you guys?

KEN POTASHNER: We're very well-positioned with Motorola. In fact, Motorola's been in the news a lot recently in terms of various choices that they have in terms of what level of technology they roll out with their set-top boxes and we're in a very optimal position relative to Motorola. They always -- they do have the choice if they chose to shift directions on us, but the current direction that they've embarked on, it's highly complementary and aligns with our technology.

MIKE MAUSKOPF: And last question: Any update on the convert -- that you guys want to talk about?

KEN POTASHNER: What John mentioned in the opening was that we have begun mobilizing our energy on the derivative instruments we expect over the course of the next month or two to physically pull the trigger. All the approvals are under way for such an instrument and we talked about the use of funds as well being to give us operating flexibility.

JOHN TODD: Are you talking about the debt conversion or being converted to UMC?

MIKE MAUSKOPF: The debt conversion, the 103 million dollar convertible.

JOHN TODD: That's something that is in 2003 kinda come due while I think you should expect us to kinda focus on that back half of the year, we want to get the monetization of the UMC done first and then we'll kinda look at both the China Trust and the convert to see whether those are the right vehicles for us to be and how we kinda restructure those or go forward.

MIKE MAUSKOPF: And any additional commentary on the patents regarding, you know, what TiVo said and then your patents and what have you?

KEN POTASHNER: Yeah, we have a very strong patent portfolio that will emerge over the course of the next several months. TiVo has visibility to that. We would be extremely surprised if TiVo were to test any of their patents on ReplayTV because of the exposure that could come to them with doing so. So we -- our view of the world is that between ReplayTV and TiVo, that the brunt of the IP for this sector exists in those two companies, and lots of work to be done yet in terms of what's the best alignment of the two companies and how that plays out. But in terms of us looking at the TiVo announcement in an exposure sense, we don't feel that, we don't see the exposure.

MIKE MAUSKOPF: Just as a comment, if TiVo announces a patent and it goes up from five to twelve and change before retracing, you guys have a balance sheet that makes them look like there's no tomorrow. Looking forward to some great progress down the road and good luck to you guys and hope to speak to you soon.

KEN POTASHNER: Thank you. We have time for two more questions.

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OPERATOR: Our next question comes from Mark Seavy.

MARK SEAVEY: Yes, Ken, with respect to Sensory Science, I was wondering if you had any kind of gross projections from them and also if you would be continuing their, I know they had, you know, lines of the dual-deck VCR's and the relationship with the German DV manufacturer and also some MP3 players, if those would all kind of continue going forward.

JOHN TODD: I'll start but I'll let Ken kind of take over. On the gross projections, first of all we're excited about the opportunity with Sensory Science, I think it's going to be a big part of our portfolio going forward. However we do see it as a slower-growing business than Rio business or some of the other -- or the Replay or frontpath businesses. We expect it to kinda grow in that five percent-plus range because it's in a much more mature space with some of the VCR stuff and things of that nature. That's about [inaudible].

KEN POTASHNER: Yes, for a product view DVD/VCR combo is being very, very well received so we have some very substantial growth opportunities there and we've spent -- as you look at the cash over the last quarter or so, a substantial amount of our cost-cash usage has been financing inventories for Sensory under the header of loans to Sensory to go ahead and meet some of the upside demands that they are experiencing specifically on that product. From an MP3 perspective the combined company will have one strategy and it will wear the Rio brand so we're in discussions on how we go ahead and consolidate the two, the two activities, but the Rave brand will phase out. And one other point here, the sales channels and the sales expertise that Sensory has is optimal for us for the broadbased strategy. So the Rio home products, the Replay products, that sales force for those channels would be highly relevant. So that's also a key strategic element of that acquisition.

MARK SEAVY: And with respect to the TV's there and also the dual-deck VCR's?

KEN POTASHNER: Yeah the TV's, so we have a partnership with Loewe, we're negotiating the next stages of that partnership so that all determines the work in process. The partner has been a very strong partner for Sensory, the products have been compelling, and we're looking at exactly what the benefits and what the alignment needs to be to have that continue to be interesting to us but at this point a very positive relationship between Loewe and Sensory Science, and the dual-deck VCR becomes less critical to us over time so we're highly excited about the DVD/VCR with its consistency where the company is going -- the dual-deck VCR is an interesting product but it becomes less interesting over time.

MARK SEAVY: And last thing you mentioned there, you know, a lot of work needs to be done with regard to the alignment with respect to TiVo and yourselves. What exactly do you mean by that?

KEN POTASHNER: So, my referencing -- it's almost, you need to -- it's really a question for TiVo as well, but from my side I believe that if you look at the IP of the two companies, you have tremendous capability embedded in our patent portfolio. They've done some

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


     good things in theirs, and I see this as a market that's going to have a phenomenal growth with it. All you need to do is use one of these products and you're sold. So both companies have had -- last year the headline was great products but difficulty in getting consumers to really understand what these products are. That will be solved over the course of this year, next year, and you'll see this thing have a curve not dissimilar to VCR adoptions, so we expect that half of America will own these products, you know, four or five years from now. And you'll see a fairly phenomenal growth over each year towards that. So just a tremendous opportunity that companies like ourselves and TiVo need to get our hands around and position ourselves to win through such a progression. So our signal is one of very strong IP, a willingness to license, a willingness to collaborate and also obviously an understanding that we need to be highly competitive here. We don't -- you know we're going into this with a view that the market is so big and the opportunity is so big that there's lots of room for collaboration.

MARK SEAVY: So would you seek something like a cross-licensing arrangement or something along those lines?

KEN POTASHNER: Again, two -- back to the discussion that requires two voices.

MARK SEAVY: OK.

KEN POTASHNER: So I'm just demonstrating on our side. Our approach. Literally everything we've done has been one of who are the right partners to really get the strongest leverage on our IP.

MARK SEAVY: OK, great, thank you very much.

OPERATOR: Our next question comes from Chip Carlson.

CHIP CARLSON: Yes, this is a kind of a follow-up clarification about your convert that you have outstanding. You indicate you might be looking at that to exceed about a hundred million dollars that comes due in two years. You might look at it later on this year. Is it more likely than maybe you'd previously indicated that you might be using some of the proceeds from the UMC monetization to begin to address the convertible deal? Or the outstanding convertible?

JOHN TODD: Yeah I think it, to answer that question, I think the thing that the UMC monetization does is that it gives us a lot of flexibility to either work on our capital structure through buying shares or through paying down debt or doing whatever we need to do so, I wouldn't -- it's just too early to really answer that question clearly. We will look at the convert as well as the China Trust debt towards the back half of the year and see what makes sense based on where we are from a cash flow projected, you know, on an operating basis as well as, you know, UMC monetization and things of that nature.

CHIP CARLSON: What is the China Trust debt? Can you explain that, basically?

JOHN TODD: Yeah, we just have -- we have a short-term loan with China Trust of eighty million dollars. It's been -- we -- it's been on our balance sheet for awhile.

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CHIP CARLSON: Right. That's a lot of credit it's a revolver or ?

JOHN TODD: : It's like a revolver.

CHIP CARLSON: OK. Thanks.

KEN POTASHNER: Okay, so with that, we'd like to end the call and want to thank everybody for participating and we'll keep you abreast as we make further developments and as we progress with our product and technology roadmap. Thank you.

OPERATOR: Thank you, at this time this call has concluded. All participants may disconnect that this time.


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